Mail Stop 3561

November 14, 2006

David R. Jaffe
President, Chief Executive Officer and Director
Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

> **Re: Dress Barn, Inc.**
> **Post Effective Amendment to Form S-1**
> **Filed October 27, 2006**
> **File No. 333-124512**

Dear Mr. Jaffe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page 61

1. Please revise to list all other reports filed pursuant to Section 13(a) of 15(d) of the Exchange Act since the end of the fiscal year covered by your annual report incorporated. Refer to Item 12(a)(2) of Form S-3.

Form 10-K for Fiscal Year Ended July 29, 2006

Controls and Procedures, page 30

2. We note your statement that "There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

3. We note that you state that your disclosure controls and procedures were effective in alerting management on a timely basis to material information required to be included in reports filed or submitted under the Exchange Act. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

4. Please tell us your basis in GAAP for classifying receivables related to credit card purchases as cash equivalents. Refer to paragraphs 8 and 9 of SFAS 95. Please also tell us the amounts of credit card receivables classified as cash equivalents for each period presented.

Note 5. Long Term Debt, page F-15

5. With regards to the 2.50% Convertible Senior Notes issued in December of 2004, please tell us whether you accounted for the convertible debt and the conversion spread feature as a combined instrument or whether the conversion spread feature was bifurcated and accounted for as a derivative instrument. If the conversion spread feature was not bifurcated and accounted for as a derivative instrument, please tell us why the feature meets each of the criteria in EITF 00-19. Please refer to EITF 90-19 and EITF 03-7.

Note 7. Earnings Per Share, page F-17

6. Please tell us how you computed the number of additional shares related to the dilutive effect of the convertible senior notes and why your computation complies with the guidance related to Instrument C in EITF 90-19 and EITF 04-8. Please also tell us how you treated restricted stock awards in your computations of basic and fully diluted earnings per share.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact TaTanisha Meadows at (202) 551-3322 if you have questions on the comments.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Steven Kirshenbaum, Esq.
Proskauer Rose LLP